Exhibit 1.01

Conflict Minerals Report of Donaldson Company, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Mineral Report of Donaldson Company, Inc. for calendar year 2013 (excluding Conflict Minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

Donaldson Company, Inc. (“Donaldson” or “the Company”) was founded in 1915 and organized in its present corporate form under the laws of the State of Delaware in 1936. The Company is a worldwide manufacturer of filtration systems and replacement parts. The Company’s product mix includes air and liquid filtration systems and exhaust and emission control products. Products are manufactured at 39 plants around the world and through 3 joint ventures.

The Company has two reporting segments: Engine Products and Industrial Products. Products in the Engine Products segment consist of air filtration systems, exhaust and emissions systems, liquid filtration systems, and replacement filters. The Engine Products segment sells to original equipment manufacturers (“OEMs”) in the construction, mining, agriculture, aerospace, defense, and truck markets and to OEM dealer networks, independent distributors, private label accounts, and large equipment fleets. Products in the Industrial Products segment consist of dust, fume, and mist collectors, compressed air purification systems, air filtration systems for gas turbines, PTFE membrane-based products, and specialized air filtration systems for applications including computer hard disk drives and semi-conductor manufacturing. The Industrial Products segment sells to various industrial dealers, distributors, and end-users, OEMs of gas-fired turbines, and OEMs and end-users requiring clean air.

1.                   Introduction

The intent of this Conflict Minerals Report (“CMR”) is to describe the Company’s due diligence process following the requirements of Rule 13p-1. Per Rule 13p-1, due diligence is used to support a company’s determination whether or not there is evidence that the Smelters or Refiners (“SOR” or “SORs”) within its supply chain are sourcing minerals that finance or benefit armed groups in the Covered Countries.

2.                   Product Description

The Company manufactures and contracts to manufacture products containing certain minerals and their derivatives, generally described as tantalum, tin, tungsten, and gold (“Conflict Minerals”). Conflict Minerals were identified in products from both of the Company’s reporting segments, Engine Products and Industrial Products.

3.                   Design of Due Diligence Measures

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements. It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. Upstream companies refer to those between the mine and SORs. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders, and SORs. Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, OEMs, and retailers. As the Company is a downstream company in the supply chain, its due diligence practices were tailored accordingly.

4.                   Due Diligence Measures Implemented

A summary of the due diligence measures undertaken by the Company is below:

•	Adopted a Conflict Minerals policy. The Company’s Conflict Minerals policy is publicly available at https://secure.ethicspoint.com/domain/media/en/gui/19744/index.html

•	Structured a team led by a senior staff member to support and oversee supply chain due diligence and provide reports directly to the Audit Committee of the Board of Directors and Company Executives including the Vice President and Chief Financial Officer, Vice President and General Counsel, and Vice President Global Operations to support supply chain due diligence

•	Established a transparency program over the mineral supply chain by engaging a third party to identify SORs in the supply chain (additional detail below under “Supply Chain Transparency Overview”)

•	Implemented measures to strengthen the Company’s engagement with its suppliers

•	Maintained a Company-level grievance mechanism

•	Identified and assessed risk in the supply chain and reported findings to senior management

•	Reported on supply chain due diligence. The Form Specialized Disclosure (“Form SD”) and CMR are contained herein and are publicly available at http://ir.donaldson.com/sec_filings.html

5.                   Supply Chain Transparency Overview

The Company developed a supply chain transparency program utilizing internal resources and a third-party provider to allow for the identification of SORs in the suppliers’ mineral supply chains.

Suppliers received an introductory email describing the compliance requirements and requesting Conflict Minerals and SORs’ information. This email was followed by a second email which included instructions for providing requested supply chain information. Suppliers were requested to provide such SORs information through a web-based version of the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”).

An escalation process was initiated for suppliers who continued to be non-responsive after the above contacts were made. This process included follow-up emails and phone calls to the non-responsive suppliers.

Following completion of their EICC-GeSI Templates, suppliers were contacted to address items such as the following:

•	Incomplete data including missing SORs

•	Responses which indicated sourcing location without complete supporting information

•	Organizations that were identified as SORs, but not verified as such through further analysis and research

The SORs and countries of origin listed by suppliers were matched against a database of verified SORs and associated mines. Verified SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program, and the Responsible Jewelry Council Chain-of-Custody Certification. In cases where suppliers and products were associated with certified SORs they were categorized by the Company as “DRC Conflict Free.”

If the SOR was not certified by an internationally-recognized organization, research was conducted to gain more information about the SOR’s sourcing practices, including countries of origin and transfer, and whether there were any internal due diligence procedures in place or other processes the SOR had taken to track the chain-of-custody on the source of its mineral ores. In some cases the additional information allowed the Company to categorize the SORs as “DRC Conflict Free.”

In cases where the SOR was not on a certified list and no additional information was available or the additional information was not determinative, the associated suppliers and products were categorized by the Company as “DRC Conflict Undeterminable.”

Suppliers did not provide facility and country of origin information specific to the products manufactured by the Company and, therefore, the Company did not have adequate information to verify the specific facilities used by SORs to process any Conflict Minerals necessary to the Company’s products or the country of origin of such Conflict Minerals.

6.                   Steps to Improve Due Diligence

The Company will endeavor to improve upon its supply chain due diligence efforts through the following efforts:

•	Continue to assess the presence of Conflict Minerals in its supply chain

•	Communicate expectations with regard to supplier performance, transparency, and sourcing

•	Increase the response rate of the reasonable country of origin inquiry (“RCOI”)

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program

7.                   Product Determination

The Company does not have sufficient information from suppliers or other sources to conclude whether the necessary Conflict Minerals for the Company’s products originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycled or scrap sources or financed or benefited armed groups in the Covered Countries.

8.                   Independent Private Sector Audit

Based on the Company’s foregoing determination, an independent private sector audit is not required.